03003521

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/083

File Number :
82-34694

Jakarta, January 21, 2003

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JAN 28 2003 WASH. D.C. 165

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS	DATED
1	Disclosure information of Stock Split *	December 17, 2002
2	Disclosure information of share ownership of PT Makindo and PT Sari Dasa Karsa *	January 2, 2003
3	Appointment of Corporate Secretary of PT Bank Buana Indonesia Tbk.*	January 10, 2003
4	Use of Proceed of Right Issue I (October 1, 2002-December 31, 2002)*	January 14, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/4

Should....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

Continued Letter No.03/DIR/ dated January 21, 2003

File Number :
82-34694

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2003
WASH. D.C. 165

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy   Safrullah Hadi Saleh

PT BANK BUANA INDONESIA Tbk.

File Number : **82-34694**

Attachment 1

No.02/SHM/424

Jakarta, December 17, 2002

Public Company Observation Division
PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Lt 1., Tower 1
Jl. Jend Sudirman Kav. 52-53
Jakarta 12190

Re: Stock Split

Dear Ladies/Gentlemen,

With reference to our Corporate Action "Stock Split" from a nominal value of Rp 500.- to Rp 250.- which would start to be traded at the Indonesian Stock Market (JSX and SSX) on December 23, 2002, please be informed on the following:

Information	Previous Nominal Value Rp. 500.00	Present Nominal Value Rp. 250.00
Issued and Paid in Share	1,488,988,405	2,977,976,810
Listed and Traded Share	1,474,098,520	2,948,197,040
Un-listed Share	14,889,885	29,779,770

We thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694

No.03/DIR/003

Attachment 2

Jakarta, January 2, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10710

Re: The Disclosure Information of Share Ownership of PT Makindo Tbk. and PT Sari Dasa Karsa

Dear Sir,

We would like to inform the following changes in the share composition of PT Makindo Tbk and PT Sari Dasa Karsa :

1. With reference to letter from PT Makindo Tbk. No. 064/MKD/BPM/XII/02 dated December 13, 2002 and Letter No. 065/MKD/BPM/XII/02 dated December 20, 2002 (copy of letter enclosed) on Disclosure Information for Certain Shareholders, it was informed that PT Makindo Tbk has sold some of their shares in PT Bank Buana Indonesia Tbk. for total of 5,326,000 (five million three hundred twenty six thousand) shares with a nominal value of Rp 500 (five hundred Rupiah) per share.

2. With reference to letter from PT Sari Dasa Karsa No. 31/SDK/XII/2002 dated December 27, 2002 on Report of PT Bank Buana Indonesia Tbk Shares Purchased (copy of letter enclosed), it was reported that PT Sari Dasa Karsa has purchased PT Bank Buana Indonesia Tbk. shares for a total of 17,613,000 (seventeen million six hundred thirteen thousand) shares with nominal value of Rp. 250 (two hundred fifty Rupiah) per share.

In line with the above reports and the change of share nominal value of PT Bank Buana Indonesia from Rp.500 (five hundred Rupiah) per share to Rp. 250 (Two hundred fifty Rupiah) per share starting from December 23, 2002, please be informed on the following capital structure and composition of Shareholders of PT Bank Buana Indonesia Tbk. as of December 27, 2002:

No.	Information	Number of Share	Nominal Value (Rp)	%
A	Authorized Capital	7,200,000,000	1,800,000,000,000	
B	Issued and Paid in Capital			
1.	Lukito Winarto	5,210,492	1,302,623,000	0,17
2.	Sastro Wijatno	5,512,608	1,378,152,000	0.19
3.	Sri Muljati Suwito	18,199,432	4,549,858,000	0,61
4.	Hendra Suryadi	16,844,504	4,211,126,000	0,57
5.	Iskandar Tanuwidjaja	16,844,504	4,211,126,000	0,57
6.	Ishak Sumarno	16,844,504	4,211,126,000	0,57
7.	Eddy Muljanto	16,844,504	4,211,126,000	0,57
8.	Tan Siong Kie	17,720,782	4,430,195,500	0,60
9.	Siang Hadi Widjaja	7,250,028	1,812,507,000	0,24
10.	Karman Tandanu	19,446,398	4,861,599,500	0,65

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694

Attachment 2

Continue Letter No.03/DIR/003 dated January 13, 2003

No	Information	Number of Shares	Nominal Value (Rp)	%
11.	PT Sari Dasa Karsa	1,849,802,838	462,450,709,500	62,12
12.	PT Makindo Tbk.	198,557,328	49,639,332,000	6,67
13.	**Public**	**788,898,888**	**197,224,722,000**	**26,49**
	Jumlah	**2,977,976,810**	**744,494,202,500**	**100,00**
	Un-issued Share	**4,222,023,190**	**1,055,505,797,500**	

We thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694
Attachment 3

No.03/DIR/046

Jakarta, January 10, 2003

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10710

Re: Corporate Secretary

Dear Sir,

With reference to the Bapepam's Rule No. IX.I.4 with attachment of the Decision of the Chairman of Bapepam No: Kep-63/PM/1996 dated January 17, 1996 on The Appointment of Corporate Secretary, we have appointed the following Corporate Secretaries of PT Bank Buana Indonesia Tbk. to represent the Bank:

1. **Mr. Maruba Sihaloho**
2. **Mrs. Juliana Samudro**

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

PT BANK BUANA INDONESIA Tbk.

File Number :
82-34694
Attachment 4

No.02/DIR/053

Jakarta, January 14, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue I

In order to fulfill the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 81/PM/1996 dated on January 17, 1996, which is amended to No: Kep-15/PM/1997 dated on April 30, 1997, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk Right Issue I (October 1 – December 31, 2002) as follows:

No	Information	Total (In Thousand Rupiah)
1	Funds obtained from Right Issue I (248.164.734 * Rp 500)	124,082,367
2	Emission Expense	2,006,840
3	Net Funds Obtained	122,075,527
4	**Emission Expense (revised)**	**1,994,839**
5	**Net Funds Obtained (revised)**	**122,087,527**
6	Use of Proceed (1 October – 31 December 2002)	79.967.565
7	Balance	42.119.962

The above balance has been invested in:

Form	: Certificate of Bank Indonesia
Due date	: February 6, 2003
Interest rate	: 13.25%
Proof certificate No.	: 4/0711 265/PTPU/SBI

PT BANK BUANA INDONESIA Tbk.

<u>**Continued Letter No.02/DIR/053 January 14, 2003**</u>

File Number :
82-34694

Attachment 4

The funds allocated for credit expansion for Rp. 61,043.76 million has been completely expended. As of 31 December 2002, the balance of the fund is Rp 42,119.97 million, which composes of:

- Branch Office Development : Rp. 19,676.13 million
- Banking Technology Improvement : Rp 12,190.52 million
- Human Resources Quality Improvement : Rp 10,253.32 million

For reference, copy of Certificate of Bank Indonesia along with the attachment of Bapepam's Rule No. X.K.4 are enclosed.

In the meantime, we thank you for your kind attention.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh

FORM NUMBER : X.K.4

Attachment
Rule Number X.K.4

File Number : 82-34694

Attachment 4

Use of Proceeds of Right Issue I - 2002

Name of Issuer PT Bank Buana Indonesia Tbk.
Line of Business Public National Bank
Telephone (021) 633-0585; 6386 - 5927
Facsimile (021) 631-2340

Period: 1 October 2002 up to 31 December 2002

(In Million Rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : October 1, 2002 - December, 31 2002 :											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97

Jakarta, January 14, 2003,

Safrullah Hadi Saleh　　Pardi Kendy